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                                                                     Exhibit 8.3

                             KELLER & COMPANY, INC.
                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX

December 15, 2000


Board of Directors
First Bank & Trust, S.B.
206 S. Central Avenue
Paris, Illinois 61944
Citizens First Savings Bank

Re:  Subscription Rights - Conversion of First Bank & Trust, S.B.

Ladies and Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of First BancTrust Corporation (the "Corporation"), Paris, Illinois, in regard to the conversion of First Bank & Trust, S.B. ("First Bank" or the "Bank") from a state chartered mutual savings bank to a state chartered stock savings bank.

Because the Subscription Rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors of First Bank, and the other members of the Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

         (1) The Subscription Rights will have no ascertainable fair market value, and;

         (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

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Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller
President